AM 5/31/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022737

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAY 30 2002 WASH. D.C. 152 SECTION

SEC FILE NUMBER
8- 30055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HEIDTKE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 4TH AVENUE NORTH, SUNTRUST BANK BUILDING, SUITE 1950
(No. and Street)

NASHVILLE	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYMAN O. HEIDTKE — 615-254-0992
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name — *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH	NASHVILLE	TN	37212
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5/31/2002

OATH OR AFFIRMATION

I, LYMAN O. HEIDTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIDTKE & COMPANY, INC., as of MARCH 31, xx19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):.

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HEIDTKE & COMPANY, INC.

MARCH 31, 2002

TABLE OF CONTENTS

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Heidtke & Company, Inc.
Nashville, Tennessee

We have examined the accompanying statement of financial condition of Heidtke & Company, Inc. as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our examination in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidtke & Company, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.
Certified Public Accountants

May 16, 2002

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HEIDTKE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash	$236,716
Cash segregated under federal and other regulations (Note 3)	0
Receivables from brokers and dealers:	
Commissions receivable	29,746
Other receivables	44,460
Related party	0
Securities owned (Note 2):	
Marketable, at market value	63,465
Prepaid Taxes	3,062
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $59,649	6,379
Other Assets	357
Total Assets	$384,185

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable to clearing broker	$ 0
Accounts payable, accrued expenses, and other liabilities	45,050
Total Liabilities	45,050
Stockholder's equity	
Common stock	
$1 par value, 100,000 shares authorized and 1,282 shares outstanding	1,282
Additional paid-in capital	111,593
Retained earnings	226,260
Total Stockholder's Equity	339,135
Total Liabilities and Stockholder's Equity	$384,185

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2002

Revenues	
Commissions and fees	$608,727
Net dealer inventory and investment gains (loss) (Net of change in unrealized loss of $14,000 - Note 2)	41,290
Interest and dividends	11,746
Other	1,034
Total Revenue	662,797
Expenses	
Commissions	162,905
Clearing fees	115,893
Professional fees	9,719
Insurance	4,689
Interest expense	0
Telephone & answering service	19,169
Rent	36,063
Wages	156,365
Taxes	16,033
Regulatory fees	16,918
Dues, licenses & subscriptions	3,186
Employee benefit program	5,000
Entertainment	12,443
Postage	7,674
Equipment expense	53,401
Travel	4,307
Office supplies	12,790
Parking	5,533
Depreciation and amortization	2,169
Contributions	4,270
Total expenses	648,527
Income before income taxes	14,270
Income taxes	4,785
Net income	$ 9,485

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance	1,282	$1,282	$111,593	$216,775	$329,650
Net Income for Year	—	—	—	9,485	9,485
Ending Balance	1,282	$1,282	$111,593	$226,260	$339,135

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2002

Cash flows from operating activities	
Net income	$ 9,485
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,169
Increase in receivables	(2,700)
Decrease in investment securities	20,310
Decrease in other assets	77
Decrease in accrued expenses	21,545
Increase in prepaid expenses	(3,062)
Increase in fixed assets	(3,512)
Net cash provided by operating activities	44,312
Net increase in cash and cash equivalents	44,312
Cash and cash equivalents at beginning of year	192,404
Cash and cash equivalents at end of year	$236,716

Supplemental Information:

Income taxes	$ 4,785
Interest expense	0

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting which is in conformity with generally accepted accounting principles. Accordingly, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid.

Business Activity
The Company operates a stock brokerage firm in Nashville, Tennessee.

Depreciation - The Corporation has elected to use the accelerated method of depreciation for tax purposes and the straight-line method of depreciation for financial reporting purposes.

Income Taxes - Income taxes are provided for based on the income reported on the financial statements which is materially the same as the taxes reported on the tax returns.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $243,177 which was $143,177 in excess of its required net capital of $100,000.

Qualified Deferred Compensation Plan - The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $5,000 for the current year.

NOTE 2 - UNREALIZED GAIN AND (LOSS) ATTRIBUTABLE TO INVESTMENTS

Securities readily marketable:		Cost	Market	Unrealized Gain(loss)
10 shs	Disney, Walt Company	$ 0	$ 231	$ 231
5,022 shs	Samuels Jewelers	0	50	50
512 units	Star Gas Partners, LP	10,504	7,332	(3,172)
3,000 shs	Gateway Data Sciences	0	51	51
300 wts	NASDAQ Stock Expire 2005	3,300	0	(3,300)
Other Securities Total		13,804	7,664	(6,140)
10,000 bds	Phycor Conv Sub Bd 4.50% Due 2-15-03	5,779	1,000	(4,779)
5,000 bds	Kroger Co. Note 8.5% Due 2-15-03	5,000	5,143	143
10,000 bds	TN Electric 5.125% Due 5/15/26	9,878	9,658	(220)
Debt Securities Total		20,657	15,801	(4,856)
Total readily marketable securities		34,461	23,465	(10,996)
Securities not readily marketable:				
100,000 bds	Shoney's Conv Sub Deb 0.00% Due 4-11-04	43,005	40,000	(3,004)
Grand Total		$77,465	$63,465	$(14,000)

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - OPERATING LEASES

The Company conducts its Nashville operations from office space leased under a month to month lease with a ninety day termination option. The monthly rent is $3,005.29.

NOTE 5 - RELATED PARTY

The Company received commissions from it's stockholder for the execution of trades for a Limited Partnership in which the stockholder is also the general partner. The total commission income received for these transactions in the current year was $218,647. The related accounts receivable amounted to $0.

HEIDTKE & COMPANY, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

AS OF MARCH 31, 2002

Total stockholder's equity from Statement of Financial Condition		$339,135
Total stockholder's equity qualified for net capital		339,135
Deductions and/or charges		
A. Non-allowable assets		
Petty cash	$ 150	
Receivable from brokers or dealers	23	
Receivable from non-customers	44,460	
Securities not readily marketable	40,000	
Furniture & equipment	6,379	
Other assets	357	
		91,369
Net capital before haircuts		247,766
Debt securities	1,021	
Other securities	3,542	
Haircuts on securities		4,589
NET CAPITAL		$243,177

HEIDTKE & COMPANY, INC.

SCHEDULE 2

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$329,081	$ 10,054 (1)	$339,135
3. Total	329,081	10,054	339,135
5. Total capital	329,081	10,054	339,135
6. A. Non-allowable assets	50,026	41,343 (2)	91,369
Total deductions	50,026	41,343	91,369
8. Net capital before haircuts	279,055	(31,289)	247,766
9. Haircuts on securities:			
C.2 Debt Securities	1,167	(146)(3)	1,021
C.4 Other Securities	3,568	(0)	3,568
Total haircuts	4,735	(146)	4,589
10. Net capital	$274,320	$ (31,143)	$243,177

(1) *Year end securities adjustment*	$37,163
Accrual of salary	(25,000)
Recording of additional fixed assets	3,513
Adjustment of depreciation expense	(2,169)
Adjustment of corporate income taxes	1,944
Accrual of various month end expenditures	(5,397)
	$10,054
(2) Net decrease in furniture and equipment	$ 1,343
Increase in securities not readily marketable	40,000
	$41,343
(3) Net decrease due to audit adjustments	$ 146

HEIDTKE & COMPANY, INC.

SCHEDULE 3

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC

AS OF MARCH 31, 2002

Heidtke & Company, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmits all customer funds, and will not otherwise hold funds or securities for, or owe money or securities to, customers, and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Heidtke & Company, Inc." thereby meeting the conditions of Rule 15c3-3(k)(2)(i) exempting it from the requirements of Customer Protection Rule 15c3-3.

HEIDTKE & COMPANY, INC.

SCHEDULE 4

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2002

Minimum net capital required	$ 3,003
Minimum dollar net capital requirement of reporting broker	$100,000
Net capital requirements	$100,000
Excess net capital	$143,177

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$ 45,050
Less: non aggregate indebtedness	0
AGGREGATE INDEBTEDNESS	$ 45,050

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 45,050	
Net capital	$243,177	18.56%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED MARCH 31, 2002

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Heidtke & Company, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Heidtke & Company, Inc., for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Baker Group, P.C.
Certified Public Accountants

May 16, 2002